Exhibit 19.1

Insider Trading Policy

This Insider Trading Policy (the “Policy”) provides guidelines to employees, officers and directors of Kiora Pharmaceuticals, Inc. (the “Company”) with respect to transactions in the Company’s securities.

Applicability of the Policy

This Policy applies to all transactions in the securities of the Company or certain other publicly traded companies, including common stock, options for common stock, and any other securities the Company may issue from time to time. It applies to all officers of the Company, all members of the Company’s Board of Directors (“directors”), and all employees of, and consultants and contractors to, the Company and its subsidiaries who receive, or have access to, Material Nonpublic Information (as defined below). This group of people, members of their immediate families, and members of their households are sometimes referred to in this Policy as “Covered Persons.” This Policy also applies to any person who receives Material Nonpublic Information from any Covered Person.

General Policy

It is the policy of the Company to oppose the unauthorized disclosure of any nonpublic information acquired in the workplace and the misuse of Material Nonpublic Information in securities trading.

Specific Policies

Trading on Material Nonpublic Information:

1.No Covered Person shall engage in any transaction involving a purchase or sale of any securities of the Company or any other public company to the extent such person obtained Material Nonpublic Information regarding such other public company while providing services to the Company (each, an “Other Company”), including any offer to purchase or offer to sell securities and including a gift of securities, during any period commencing with the date that he or she possesses Material Nonpublic Information concerning the Company or, if applicable, any Other Company, and ending at the close of business on the second trading day following the date of public disclosure of that information or (if earlier) at such time as the Material Nonpublic Information is no longer material. For purposes of this Policy, information will be considered to have been disclosed to the “public” once it has been disclosed by means of a press release or a filing with the Securities and Exchange Commission (the “SEC”).

Tipping:

1.Covered Persons should never disclose (“tip”) Material Nonpublic Information to any other person (including family members) where such information may be used by such person to his or her benefit by trading in the securities of companies to which such information relates, nor shall such Covered Person make recommendations or express opinions on the basis of Material Nonpublic Information as to trading in the securities of the Company or any Other Company to which such Material Nonpublic Information relates. Even if you are not in the possession of Material Nonpublic Information, do not recommend to any other person that they buy or sell securities of the Company or any Other Company. (Remember that “tipping” Material Nonpublic Information is always prohibited, and that your recommendation could be imputed to the Company and may be misleading if you do not have all relevant information.)

2.If a Covered Person receives inquiries about the Company from securities analysts, reporters, or others, decline comment and direct them to the Compliance Officer. Do not discuss Material Nonpublic Information where it may be overheard, such as in restaurants, elevators, restrooms and other public places. Remember that cellular phone conversations are often overheard and that voicemail and e-mail messages may be retrieved by persons other than their intended recipients.

Confidentiality:

1.Nonpublic information relating to the Company is the property of the Company and the unauthorized disclosure of such information is forbidden.

10b5-1 Programs:

1.Pursuant to SEC Rule 10b5-1, directors, officers, and employees of the Company may establish written programs which permit (i) automatic trading of the Company’s stock through a third-party broker or (ii) trading of the Company’s stock by an independent person (e.g. an investment broker) who is not aware of Material Nonpublic Information at the time of the trade. Once a program is implemented in accordance with SEC Rule 10b5-1, including any applicable cooling-off period, trades pursuant to such program shall not be subject to the limitations and restrictions set forth in other sections of this Policy. Trading pursuant to a program may occur at a time outside of the Company’s trading window or when the person on whose behalf such trade is made is aware of Material Nonpublic Information. Each program (or the form of program established by an investment bank or other third party) must be reviewed and approved within ten (10) trading days by the Compliance Officer, or appropriate designee, to help confirm compliance with this policy and the applicable securities laws. Rule 10b5-1 plans may only be adopted during an open trading window. You should consult your own legal and tax advisors before entering into, modifying, or terminating a Rule 10b5-1 plan.

Liability for Tipping:

Covered Persons may also be liable for improper transactions by any person to whom they have disclosed Material Nonpublic Information regarding the Company or any Other Company or to whom they have made recommendations or expressed opinions on the basis of such information as to trading in the securities of the Company or any Other Company (such person is commonly referred to as a “tippee”). The SEC has imposed large penalties even when the disclosing person did not profit from the trading. The SEC, the stock exchanges, and FINRA use sophisticated electronic surveillance techniques to uncover insider trading. Penalties for trading on or communicating Material Nonpublic Information can be severe, both for individuals involved in such unlawful conduct and their employers and supervisors, and may include jail terms, criminal fines, civil penalties and civil enforcement injunctions. Given the severity of the potential penalties, compliance with this Policy is absolutely mandatory.Possible Disciplinary Actions:

1.Employees of the Company who violate this Policy shall also be subject to disciplinary action by the Company, which may include ineligibility for future participation in the Company’s equity incentive plans or termination of employment.

Trading Window:

1.The period beginning approximately fourteen days before the end of each fiscal quarter and ending two trading days following the date of public disclosure of the financial results for that fiscal quarter is a particularly sensitive period of time for transactions in the Company’s securities from the perspective of compliance with applicable securities laws. This sensitivity is due to the fact that directors, officers, and certain employees, consultants and contractors will, during that period, often possess Material Nonpublic Information about the expected financial results for the fiscal quarter.

2.Accordingly, to ensure compliance with this Policy and applicable federal and state securities laws, all Covered Persons must refrain from conducting transactions involving the purchase or sale of the Company’s securities other than during the period (the “trading window”) commencing at the close of business on the second trading day following the date of public disclosure of the financial results for a particular fiscal quarter or year and continuing until fourteen days prior to the end of the next fiscal quarter.

3.It should be noted however, that even during the trading window any person possessing Material Nonpublic Information concerning the Company should not engage in any transactions in the Company’s securities until such information has been known publicly for at least two trading days. Trading in the Company’s securities during the trading window should not be considered a “safe harbor,” and all Insiders should use good judgment at all times.

4.From time to time, other types of Material Nonpublic Information may be pending and not publicly disclosed. While such Material Nonpublic Information is pending, the Company may impose special blackout periods during which Covered Persons are prohibited from trading in the Company’s securities. If the Company imposes a special blackout period, it will notify the Covered Persons affected.

Preclearance of Trades:

1.Except as permitted in Section 4 above, the Company has determined that all directors, officers, and employees of the Company should refrain from trading in the Company’s securities, even during the open trading window, without first complying with the Company’s “preclearance” process. Each director, officer, and employee should contact the Compliance Officer prior to commencing any trade in the Company’s securities. The Compliance Officer will have the authority to prohibit trades during the trading window if he or she determines that directors, officers, and employees may possess Material Nonpublic Information.

2.The Company may also find it necessary, from time to time, to require compliance with the preclearance process from certain consultants, and contractors other than and in addition to directors, officers and employees.

Prohibition Against Short-Swing Profits:

1.Directors and executive officers of the Company must also comply with the reporting obligations and limitations on short-swing transactions set forth in Section 16 of the Securities Exchange Act of 1934, as amended. The practical effect of these provisions is that executive officers and directors who purchase and sell the Company’s securities within a six-month period must disgorge all profits to the Company whether or not they had knowledge of any Material Nonpublic Information. Under these provisions, and so long as certain other criteria are met, the receipt and exercise of an option under the Company’s equity incentive plans is not deemed a purchase under Section 16. However, the sale of any such shares is a sale under Section 16.

Prohibited Transactions:

1.Covered Persons are prohibited from engaging in the following transactions in the Company's securities unless advance approval is obtained from the Compliance Officer:

a.With respect to any director or executive officer of the Company, selling any Company securities of the same class within six (6) months after purchase;
b.Effecting a short sale of Company securities;
c.Buying or selling put options, call options or other derivative securities relating to the Company’s securities;
d.Holding Company securities in a margin account or pledging Company security as collateral for a loan; and
e.Entering into any hedging or monetization transactions or similar arrangements with respect to Company securities.

Compliance Officer:

1.The Company has appointed the Chief Financial Officer, or any individual that the Company’s Chief Executive Officer may designate from time to time, as the Compliance Officer for this Policy. The duties of the Compliance Officer include, but are not limited to, the following:

a.assisting with implementation and enforcement of this Policy;
b.circulating this Policy to all employees and ensuring that this Policy is amended as necessary to remain up to date with insider trading laws;
c.pre-clearing all trading in securities of the Company by Covered Persons; and
d.providing approval of any Rule 10b5-1 plans.

Individual Responsibility:
1.Every officer, director, and employee has the individual responsibility to comply with this Policy against insider trading. Appropriate judgment should be exercised in connection with any trade in the securities of the Company or any Other Company.
2.A Covered Person may, from time to time, have to forego a proposed transaction in the securities of the Company or an Other Company even if he or she planned to make the transaction before learning of the Material Nonpublic Information and even though the Covered Person believes he or she may suffer an economic loss or forego anticipated profits by waiting.

Definition of Material Nonpublic Information

Material

It is not possible to define all categories of material information. Materiality, however, involves a relatively low threshold. Information is generally regarded as "material" if it has market significance, that is, if its public dissemination is likely to affect the market price of securities, or if it otherwise is information that a reasonable investor would want to know before making an investment decision.

While it may be difficult under this standard to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material. Examples of such information may include:

1.Financial results
2.Projections of future earnings or losses
3.News of a pending or proposed merger
4.News of the disposition of a subsidiary
5.Impending bankruptcy or financial liquidity problems

6.Acquisition or loss of substantial rights or relationships
7.Changes in dividend policy
8.New product candidate or project announcements of a significant nature
9.Significant pricing changes
10.Stock splits
11.New equity or debt offerings
12.Acquisitions
13.Significant litigation exposure due to actual or threatened litigation
14.Major changes in senior management

Either positive or negative information may be material. Material information is not limited to historical facts but may also include projections and forecasts. With respect to a future event, such as a merger, acquisition or introduction of a new product, the point at which negotiations or product development are determined to be material is determined by balancing the probability that the event will occur against the magnitude of the effect the event would have on a company's operations or stock price should it occur. Thus, information concerning an event that would have a large effect on stock price, such as a merger, may be material even if the possibility that the event will occur is relatively small. When in doubt about whether particular nonpublic information is material, you should presume it is material. If you are unsure whether information is material, you should either consult the Compliance Officer before making any decision to disclose such information (other than to persons who need to know it) or to trade in or recommend securities to which that information relates or assume that the information is material.

Nonpublic

Insider trading prohibitions come into play only when you possess information that is material and "nonpublic." The fact that information has been disclosed to a few members of the public does not make it public for insider trading purposes. To be "public" the information must have been disseminated in a manner designed to reach investors generally, and the investors must be given the opportunity to absorb the information. Even after public disclosure of information about the Company, you must wait until the close of business on the second trading day after the information was publicly disclosed before you can treat the information as public.

Nonpublic information may include:

(i) information available to a select group of analysts or brokers or institutional investors;

(ii) undisclosed facts that are the subject of rumors, even if the rumors are widely circulated; and

(iii) information that has been entrusted to the Company on a confidential basis until a public announcement of the information has been made and enough time has elapsed for the market to respond to a public announcement of the information (normally two trading days).

As with questions of materiality, if you are not sure whether information is considered public, you should either consult with the Compliance Officer or assume that the information is nonpublic and treat it as confidential.

Certain Exception

The exercise of stock options for cash under the Company’s stock option plans or the purchase of shares under any Company employee stock purchase plan (but not the sale of any such shares) is exempt from this Policy, because the other party to the transaction is the Company itself and the price is fixed by the terms of the option agreement or the plan.

ACKNOWLEDGMENT AND CERTIFICATION

The undersigned does hereby acknowledge receipt of the Company's Insider Trading Policy. The undersigned has read and understands (or has had explained) such Policy and agrees to be governed by such Policy at all times in connection with the purchase and sale of securities and the confidentiality of nonpublic information.

__________________________________ (Signature)
__________________________________ (Please print name)
Date: ________________________